NO ACT

DC
PE 12-7-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020296

RECD S.E.C.
9 2008
1086

January 9, 2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/9/2008

Re: General Electric Company
Incoming letter dated December 7, 2007

Dear Mr. Mueller:

This is in response to your letter dated December 7, 2007 concerning the shareholder proposal submitted to GE by Rita Bugzavich. We also have received a letter on the proponent's behalf dated January 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Rita Bugzavich
111 Wesley Ave.
Youngstown, OH 44509

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

RECEIVED
2007 DEC 10 AM 11: 12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 7, 2007

Direct Dial
(202) 955-8671

Client No.
C 32016-00092

Fax No.
(202) 530-9569

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Rita Bugzavich*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") received from Rita Bugzavich (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal states:

> The Stockholders request that the Board of Directors establish an independent committee to prepare a report on the potential for damage to GE's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China and make copies available to shareholders upon request.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to (i) Rule 14a-8(i)(7) because it pertains to GE's ordinary business operations, and (ii) Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against GE, and is designed to result in a personal benefit to the Proponent.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to GE's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareowner proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated that "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." While that statement was made specifically with respect to proposals that address environmental or public health issues, we understand that the statement reflects the standard generally applied by the Staff in evaluating whether proposals may be excluded under Rule 14a-8(i)(7).

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareowner oversight. Examples of such tasks cited by the Commission were "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

For the reasons addressed below, the Proposal relates to GE's ordinary business operations because: (A) the Proposal requests that GE engage in an internal assessment of the risks or liabilities that GE faces as a result of its operations; (B) the Proposal attempts to interfere with management's ability to make decisions regarding vendor and supplier relations; (C) the Proposal relates to GE's ordinary business decisions regarding management of the workforce; and (D) the Proposal relates to the location of GE's operating facilities.

A. The Proposal Focuses on GE Engaging in an Internal Assessment of the Risks or Liabilities That GE Faces as a Result of Its Operations.

The Proposal requests the Board of Directors to prepare a report evaluating "the potential for damage" to GE's brand name and reputation "as a result of the sourcing of products and services from the People's Republic of China." Moreover, the Proposal's supporting statements refer to financial harms that GE could face in this regard, referring to GE's brand name as "its most important asset," claiming that "the value of a company's reputation may be as much as 40% of its total market value" and warning of "potential product recalls" and vulnerability to "consumer disaffection." Thus, the Proposal is excludable under Rule 14a-8(i)(7) because it seeks an assessment of the financial *risks* arising from GE's workforce and employment decisions, which are fundamental tasks in management's obligation to run GE on a day-to-day basis.

It is well established that shareowner proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. This line of precedents was summarized in SLB 14C, in which the Staff stated: "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . ., we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

Previously, the Staff concurred that GE could exclude a shareowner proposal substantially similar to the Proposal requesting that GE produce a report "evaluating the risk of damage to GE's brand name and reputation" as a result of outsourcing work to foreign countries (the "2005 Proposal"). The Staff concurred with GE that the 2005 Proposal was excludable under Rule 14a-8(i)(7) as relating to GE's ordinary business operations (i.e., evaluation of risk). *See General Electric Co.* (avail. Jan. 13, 2006). Just as the 2005 Proposal requested a report on "the risk of damage to GE's brand name and reputation," the Proposal here requests a report on "the potential for damage to GE's brand name and reputation." Other recent precedent affirms the Staff's long-held position that shareowner proposals requesting an evaluation of risk are excludable under Rule 14a-8(i)(7) because they deal with ordinary business operations. For example, in *Newmont Mining Corp.* (avail. Jan. 12, 2006), the Staff concurred that the company could exclude a proposal seeking a report on the company's operations in Indonesia, including the "potential financial and reputational risk" arising from such operations. In *Union Pacific Corp.* (avail. Feb. 21, 2007), the Staff reaffirmed this position, concurring under Rule 14a-8(i)(7) that the company could exclude a proposal requesting information relevant to the company's efforts to safeguard operations and minimize financial risk arising from a terrorist attack. In its response, the Staff stated that the proposal could properly be excluded because it entailed an "evaluation of risk."

While the Proponent does not specifically use the word "risk," the substance of the assessment sought in the Proposal is the same risk analysis of GE's vendor and workforce employment decisions that were raised in the 2005 Proposal. This conclusion is supported by the comparability of other statements in the 2005 Proposal that are repeated (at times verbatim) in the Proposal's supporting statement, including references to potential damage to GE's reputation.[1] Moreover, references in the Proposal's supporting statement to the risk of "potential

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[1] For example, both the Proposal and the 2005 Proposal state that "[k]ey GE products," including "goods by which the Company has developed its global reputation for decades, are increasingly manufactured or serviced in China." Furthermore, both the Proposal and the 2005 Proposal suggest that concerns may arise about the risk to GE resulting from its sourcing decisions, including the risk of damage to GE's reputation: "GE's brand name may be its most important asset;" "the value of a company's reputation may be as much as 40% of

[Footnote continued on next page]

product recalls [turning] consumers away from goods" and "vulnerab[ility] to consumer disaffection in the U.S." further emphasize the financial risks and liabilities that the Proposal asks GE to assess.

The excludability of the Proposal is further supported by the Staff's responses to other no-action requests which make it clear that the Staff looks beyond whether the shareowner proposal refers specifically to an assessment of risk and instead looks to the underlying focus of the proposal. For example, in *Pulte Homes Inc.* (avail. Mar. 1, 2007), the Staff concurred that the company could exclude as relating to "evaluation of risk" a proposal requesting that the company "assess its response" to rising regulatory, competitive, and public pressure to increase energy efficiency. *See also Great Plains Energy Inc.* (avail. Feb. 27, 2007) (proposal demanding a "financial analysis of the impact" of a carbon dioxide emissions tax excludable as calling for an evaluation of risk); *Wells Fargo & Co.* (avail. Feb. 16, 2006) (proposal requesting a report on the effect on Wells Fargo's business strategy of the challenges created by global climate change called for an evaluation of risk); *The Dow Chemical Co.* (avail. Feb. 23, 2005) (concurring with the exclusion under Rule 14a-8(i)(7) of a shareowner proposal requesting a report describing the reputational and financial impact of the company's response to pending litigation because it related to an evaluation of risks and liabilities); *American International Group, Inc.* (avail. Feb. 19, 2004) (concurring that the company could exclude a proposal that requested the board of directors to report on "*the economic effects* of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy," because it called for an evaluation of risks and benefits) (emphasis supplied).

The Proposal is distinguishable from proposals that "focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health." In SLB 14C, the Staff addressed this "significant social policy" exclusion and stated that, "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." Where a proposal does not seek an internal assessment of the company's risks and liabilities arising from operations, but instead focuses on the company acting to alter or eliminate activities that have an adverse effect on the environment or that have other significant social policy implications, it may not be properly excluded. For example, in *3M Co.* (avail. Mar. 7, 2006), a proposal which requested the board to implement and/or increase activity on specific principles relating to human and labor rights in the People's Republic of China could not be excluded. *See also McDonald's Corp.* (avail. Mar. 16, 2001); *Microsoft Corp.* (avail. Sept. 14, 2000) (denying no-action relief with respect to

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[Footnote continued from previous page]

its total market value;" "Company reputations affect consumer purchases;" and "reputation, once lost, is extremely difficult to reclaim."

two additional identical proposals relating to "China principles"). In contrast, rather than focusing on GE eliminating operations in China, the main focus of the Proposal is GE engaging in an internal assessment of the risks and benefits GE faces as a result of its sourcing decisions. Thus, the Proposal is comparable to the proposal at issue in *Newmont Mining Corp.* (avail. Jan. 12, 2006), in which the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareowner proposal requesting that management review operations in Indonesia and referencing "potential financial and reputational risks incurred by the company as an outgrowth of these operations" because the proposal related to "evaluation of risk."

Based on the Staff's guidance in SLB 14C and the precedent discussed above (including the Staff's response with respect to the 2005 Proposal), in requesting a report "on the potential for damage to GE's brand name and reputation," the Proposal focuses on "an internal assessment of the risks or liabilities" that GE faces as part of its day-to-day operating decisions. Thus, the Proposal addresses GE's ordinary business operations and is excludable under Rule 14a-8(i)(7).

B. The Proposal Relates to Ordinary Business Matters Because It Attempts to Micromanage Management's Decisions Relating to GE's Vendors and Suppliers of Products and Services.

The Proposal addresses GE's day-to-day decisions regarding "the sourcing of products and services," including products manufactured by GE personnel and vendors. As noted above, the Commission explicitly stated in the 1998 Release that "the retention of suppliers" is a task "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareowner oversight.

Similarly, the Staff has concurred with the exclusion of shareowner proposals under Rule 14a-8(i)(7) as relating to ordinary business matters where the proposal relates to decisions regarding vendor and supplier relationships. *See, e.g., Dean Foods Co.* (avail. Mar. 9, 2007, *recon. denied* Mar. 22, 2007) (permitting the omission of a shareowner proposal under Rule 14a-8(i)(7) that requested the company report on its policies to address consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships"); *International Business Machines Corp.* (avail. Dec. 29, 2006) (concurring that a proposal regarding company practices with respect to vendors related to ordinary business matters, specifically, "decisions relating to supplier relationships"); *PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) relating to the company's relationships with different bottlers because it involved "decisions relating to vendor relationships"); *Seaboard Corp.* (avail. Mar. 3, 2003) (permitting exclusion of a proposal under Rule 14a-8(i)(7) regarding the company's policies relating to the use of certain antibiotics at its facilities and those of its suppliers). Thus, shareowner proposals that attempt to regulate aspects of a company's decision making process with respect to its product sourcing activities and that improperly seek to involve shareowners in day-to-day decisions regarding whether and when to use vendors are excludable as relating to ordinary business matters. By analogy, the Proposal may properly be excluded under Rule 14a-8(i)(7) because it attempts to micro-manage GE's decisions relating to vendor relationships. In the supporting statement, the Proponent notes GE's decision to produce goods in China "at GE facilities or by Chinese vendors," references GE's "heavy dependence" on such vendors, and asserts that "the Company's procurement from Chinese vendors appears to exceed $5 billion [Taipei Times, 9/18/03]." Based on these statements, it is clear that the Proposal seeks to micro-manage GE's vendor selection process.

Additionally, the Staff consistently has granted no action relief where a shareowner proposal relates to management's selection of specific suppliers or vendors. *See, e.g., Pfizer Inc.* (avail Jan. 31, 2007) (relief granted where the proposal requested "an annual formal review and presentation of advertising agencies"); *The Charles Schwab Corp.* (avail. Feb. 23, 2005) (concurring with exclusion of a proposal that sought shareowner ratification of independent auditor); *General Electric Co.* (avail Jan. 5, 2005) (relief granted where proposal sought shareowner ratification of board's selection of a transfer agent/registrar). The above parties constituted "vendors" in that each company contracted with or retained them in order to supply services. Thus, in the above-cited letters, the Staff confirmed its position that a shareowner proposal may be excluded under Rule 14a-8(i)(7) because it impermissibly attempts to micro-manage management's decisions regarding the sourcing of its products and services.

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding vendor relationships, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

C. *The Proposal Involves Ordinary Business Matters Because It Relates to Employment Decisions and Employee Relations.*

The Proposal's request for a report evaluating "the potential for damage to GE's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China" addresses precisely the type of "management of the workforce, such as the hiring, promotion, and termination of employees" that the Commission identified in the 1998 Release as relating to ordinary business operations. Decisions regarding the location of employees and sourcing of goods implicate the type of fundamental and complex matters that are not proper for shareowner proposals because they involve tasks that are fundamental to management's ability to run GE on a day-to-day basis, and because they delve too deeply into the complex operations of GE. Accordingly, as discussed further below, the Staff has issued no-action relief under Rule 14a-8(i)(7) concurring that proposals addressing management of the workforce – including outsourcing – constitute ordinary business matters.

The Staff consistently has stated that shareowner proposals may be excluded pursuant to Rule 14a-8(i)(7) where the proposals related to the company's management of its workforce. In 2005, the Staff addressed seven identical proposals relating to outsourcing/offshoring and concluded that they could be excluded on Rule 14a-8(i)(7) grounds. *See Boeing Co.* (avail. Feb. 25, 2005); *Citigroup Inc.* (avail. Feb. 4, 2005); *Mattel, Inc.* (avail. Feb. 4, 2005); *SBC Communications Inc.* (avail. Feb. 4, 2005); *Capital One Financial Corp.* (avail. Feb. 3, 2005); *Fluor Corp.* (avail. Feb. 3, 2005); *General Electric Co.* (avail. Feb. 3, 2005). Those proposals requested that the companies issue a "Job Loss and Dislocation Impact Statement" concerning the elimination of jobs and relocation of jobs to foreign countries. Similarly, in *International Business Machines Corp.* (avail. Feb. 3, 2004; *recon. denied* Mar. 8, 2004), a proposal requested that the company's board of directors "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(7) on the grounds that it related to "employment decisions and employee relations."

The Proposal addresses exactly the same issue as each of the precedents cited above: workforce management decisions. The emphasis on workforce management decisions is evidenced by the Proposal's statements that "[t]wo in three Americans think that job losses to China are a 'serious issue,' [Greenberg Quinlan Rosner Research, 2003]" and that "[t]he China price is forcing down compensation for American workers [U.S.-China Economic and Security Review commission, 1/11/2005]." As discussed above, in SLB 14C the Staff confirmed that, "[i]n determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." The foregoing quotes from the supporting statement make clear that the Proposal implicates the issue of job loss, employment decisions and employee relations. Thus, following the precedents cited above, we believe that the Proposal properly may be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(7).

D. *The Proposal Involves Ordinary Business Matters Because It Relates to the Location of GE's Operating Facilities.*

GE has extensive operations around the world. As described in more detail in GE's most recent Form 10-K (filed February 27, 2007), GE has operations in North America, South America, Europe, Australia and Asia. As set forth in the press release included as part of <u>Exhibit B</u> hereto, on October 4, 2007, GE announced a global restructuring in its lighting business that would affect plants in Mexico, Brazil and the U.S., including plans to close the plant where the Proponent has worked due to a decrease in demand for the incandescent light bulbs that the plant produces. The determination of where to operate its business and develop its products is a part of the running of GE's operations and within the scope of responsibilities of GE's management. In this regard, the Staff consistently has concurred that a company's decisions about the location and relocation of its manufacturing and other facilities are matters of ordinary business. *See, e.g., Minnesota Corn Processors, LLC* (avail. Apr. 3, 2002) (proposal requesting that the company build a new corn processing plant subject to certain conditions was excludable under Rule 14a-8(i)(7) because it dealt with "decisions relating to the location of [the company's] corn processing plants); *The Allstate Corp.* (avail. Feb. 19, 2002) (concurring in the exclusion of a proposal requesting that the company cease its operations in Mississippi); *MCI Worldcom, Inc.* (avail. Apr. 20, 2000) (proposal requesting that an economic analyses accompany future plans to relocate offices and facilities was excludable because it related to the "determination of the location of office or operating facilities"); *McDonald's Corp.* (avail. Mar. 3, 1997) (concurring in the exclusion of a proposal requesting that the company take steps to prevent the loss of public park lands when determining the location of new facilities because the proposal dealt with the ordinary business decision of plant location). These no-action letters demonstrate that GE's decisions with respect to the location of its operating facilities is a matter of ordinary business.

The Proposal relates to decisions by GE regarding "sourcing of products and services from the People's Republic of China." As with the shareowner proposal discussed above, the Proposal seeks to micro-manage GE's decisions regarding decisions relating to the location of GE's operations and, thus, is excludable pursuant to Rule 14a-8(i)(7).

E. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal Is Excludable Due to the Fact That It Distinctly Addresses Ordinary Business Matters.

The precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-(i)(7). We recognize that the Staff has concluded that certain operations-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff also has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. Most recently, the Staff affirmed this position in *Peregrine Pharmaceuticals Inc.* (avail. July 31, 2007), stating that a proposal recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team could be excluded under Rule 14a-8(i)(7) as relating to ordinary business matters. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." Similarly, in *General Motors Corp.* (avail. Apr. 4, 2007), a proposal requesting that the board institute an executive compensation program that tracks progress in improving the fuel economy of GM vehicles was excludable under Rule 14a-8(i)(7). The Staff stated, "[i]n this regard we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Therefore, we do not believe that it is necessary to consider whether the Proposal may also touch upon significant policy issues, since the Proposal here addresses ordinary business issues: an internal assessment of the risks or liabilities that GE faces as a result of its operations, management's decisions relating to vendors and suppliers, and job loss and employee relations issues that arise as a result of management of the workforce. Thus, regardless of whether aspects of the Proposal are considered to implicate a significant policy issue, under well-established precedent, the entire Proposal may be excluded because it also addresses ordinary business matters within the scope of Rule 14a-8(i)(7). In this respect, the *IBM* letter again is directly on point.

II. The Proposal Is Excludable Under Rule 14a-8(i)(4) Because It Relates to the Redress of a Personal Claim or Grievance Against GE, Which Is Not Shared by the Other Shareowners at Large.

Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (a) related to the redress of a personal claim or grievance against a company or any other person, or (b) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. As discussed below, the Proposal qualifies both as a personal grievance against GE and as an attempt by the Proponent to obtain a personal benefit that will not be shared with other GE shareowners.

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). The Proponent is impermissibly attempting to further her own interest through the shareowner proposal process. The Proposal requests that the Board of Directors establish an independent committee to prepare a report on the potential for damage to GE's brand name and reputation as a result of GE's practice of sourcing goods and services from China. The supporting statement discusses "job losses to China" and asserts that the "China price is forcing down compensation for American workers [US-China Economic and Security Review Commission, 1/11/2005]." The Proponent, however, fails to disclose that she is an employee of GE and local union officer who is concerned about her job at GE's plant in Austintown, Ohio. On October 4, 2007, GE announced a global restructuring in its lighting business that would affect plants in Mexico, Brazil and the U.S., including plans to close the plant where the Proponent has worked due to a decrease in demand for the incandescent light bulbs that the plant produces. *See* Exhibit B. The closure will result in termination of the Proponent's employment at GE. The Proponent has stated publicly that she blames GE's practice of sourcing goods and services from China for the closure of her plant: "We have nothing against the CFLs [energy-efficient compact fluorescent lights] .... What we want is for GE to make them in the United States." Exhibit C. The Proponent also has stated that if pending reform legislation aimed at eliminating the use of incandescent bulbs passes, "it will be the end of making light bulbs in Ohio and the United States . . .CFLs are made outside of this country, primarily in China." *Id.* Because the Proposal is an attempt by the Proponent to air her own personal grievance against GE,[2] arguably in response to the expected termination of her employment, the Proposal "is an abuse of the security holder proposal process." As the Commission has stated, "[t]he cost and time involved in dealing with [the proposal is therefore] a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, the Proposal should be excluded under Rule 14a-8(i)(4) because it relates to the redress of a personal grievance against GE.

The Proposal is excludable as relating to redress of a personal claim or grievance even if the Staff finds that the Proposal on its face involves a matter of general interest to all shareowners. Exchange Act Release No. 19135 (Oct. 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). For example, in *The Dow Chemical Co.* (avail. Mar. 5, 2003), a proposal was properly excluded where it requested the board to "establish a Review Committee to investigate the use and possible abuse of its carbon tetrachloride and carbon disulfide products as grain fumigants by grain workers" and issue a report on how to compensate those injured by the product. While the proposal on its face might have involved a matter of general interest, the Staff granted no-action relief because the proponent was pursuing a lawsuit against the company on the basis of an alleged injury purportedly tied to the grain fumigants. *See also MGM Mirage Inc.* (avail. Mar. 19, 2001) (averring that proposal to require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions was excludable under Rule 14a-8(i)(4) when submitted by a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos). As in

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[2] The Proponent has not indicated that the Proposal is submitted on behalf of the International Union of Electrical Workers -- Communication Workers of America.

each of those cases, it is clear from the facts that the Proponent is using this Proposal as a tactic to seek redress for her personal grievance.

In Exchange Act Release No. 19135, the Commission stated that a proposal also is excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. The Proposal may properly be excluded under Rule 14a-8(i)(4) because it seeks to further a personal, financial interest of the Proponent, which is not shared by other shareowners. The Proponent seeks to have GE evaluate its China operations because she claims that such operations are resulting in the termination of her employment. According to the statements cited above, the Proponent asserts that the closure of the plant where she is employed is a direct result of increased production in China. The Proposal is aimed at protecting the Proponent's employment and its purpose, therefore, is not one which other security holders share. Because the Proposal is designed to produce a financial benefit for the Proponent that would not be shared by GE's shareowners at large, it is excludable under Rule 14a-8(i)(4).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, GE agrees to promptly forward to the Proponent's representative any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller /EAI

Ronald O. Mueller

ROM/ggw
Enclosures

cc: David M. Stuart, General Electric Company
Rita Bugzavich

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Rita Bugzavich

111 Wesley Ave.

Youngstown, OH 44509

RECEIVED

OCT 31 2007

B. B. DENNISTON III

October 30, 2007

Brackett Denniston

Senior Vice President, Corporate Secretary, and General Counsel

General Electric Company

3135 Easton Turnpike

Fairfield, CT 06431

Dear Mr. Denniston:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the General Electric Company proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2008. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial holder of General Electric common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission.

I intend to continue to own General Electric common stock through the date of the Company's 2008 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,

Rita Bugzavich

Rita Bugzavich

Enclosure

Shareholder Proposal

Resolved: The Stockholders request that the Board of Directors establish an independent committee to prepare a report on the potential for damage to GE's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China and make copies available to shareholders upon request.

Statement of Support

GE is aggressively pursuing business with China as a major strategic initiative. However, China is a country that has received unfavorable press worldwide due to issues of product quality and violations of basic human rights.

Key GE products – appliances, light bulbs, electrical goods, medical instruments, aircraft engine parts – goods by which the Company has developed its global reputation for decades, are increasingly manufactured or serviced in China in GE facilities or by Chinese vendors. GE China has 12,000 employees and $5.4 billion of sales revenue. [http://www.ge.com.cn/GEinchina.html, accessed 10/26/2007] In addition, the Company's procurement from Chinese vendors appears to exceed $5 billion. [*Taipei Times*, 9/18/03]

Yet. Chinese regulatory oversight, in our opinion, has shown itself to be dangerously lax. As one U.S. consultant observed, "the spate of Chinese recalls makes it clear that China does not have the legal structure to enforce consumer standards." [*Cleveland Plain Dealer*, 8/8/2007] In 2007, product recalls in the toy, jewelry, food, tire, and pharmaceutical industries have highlighted the dangers faced through sourcing from Chinese companies.

There are reports that employees in China have been persecuted for seeking to exercise internationally recognized human rights, such as freedom of association and the right to collective bargaining.

Weak quality control and the repression of human rights have contributed to low prices of Chinese goods in global markets, and American producers of goods and services increasingly have to match this "China price" to keep customers. [*Detroit Free Press*, 10/12/2005] The China price is forcing down compensation for American workers, helping to widen the income divide in the U.S., and undermining communities. [U.S.-China Economic and Security Review Commission, 1/11/2005]

This proposal asks the Board to inform shareholders about the potential for damage to GE's brand and reputation that results from such heavy dependence on the Peoples Republic of China. For example, potential product recalls could turn consumers away from goods, such as light bulbs, that are "Made in China." [*Business Insurance*, 10/15/2007] We are concerned that GE may be increasingly vulnerable to consumer disaffection in the U.S. [*Financial Times*, 11/29/2004]

In addition, two in three Americans think that job losses to China are a "serious issue." [Greenberg Quinlan Rosner Research, 2003] A backlash against Chinese products could jeopardize support for globalization, one of GE's key strategic initiatives.

GE's brand name may be its most important asset. For Harris Interactive, "the value of a company's reputation may be as much as 40% of its total market value." [http://www.harrisinteractive.com/pop_up/rq/benefits.asp] Company reputations affect consumer purchases. And "reputation, once lost, is extremely difficult to reclaim." [*Wall Street Journal*, 2/7/01]

David M. Stuart
Senior Counsel
Investigations/Regulatory

GE
3135 Easton Turnpike
Fairfield, CT 06828
USA

T +1 203 373 2243
F +1 203 373 2523
david.m.stuart@ge.com

November 13, 2007

VIA FEDERAL EXPRESS
Rita Bugzavich
111 Wesley Avenue
Youngstown, OH 44509

Re: Shareowner Proposal

Dear Ms. Bugzavich:

I am writing on behalf of General Electric Company (the "Company"), which received on October 31, 2007, your shareowner proposal relating to the sourcing of products and services from the People's Republic of China for consideration at our 2008 Annual Meeting of Shareowners (the "Proposal"). Your Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), provides that each shareowner proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, we have not received proof from you that you have satisfied Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or fax number as provided above. For your information, I enclose a copy of Rule 14a-8.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2243.

Sincerely yours,

David M. Stuart

David M. Stuart

DMS/jlk
Enclosure

100337163_1.DOC

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Rita Bugzavich
111 Wesley Ave.
Youngstown, Ohio 44509
(330) 518-8003
Nov. 28. 2007

Mr. David M. Stuart,

Enclosed you will find the information you requested on my proof of ownership of G.E. Company Shares. I hope you will find all is in order so that my Shareholder Proposal can be submitted.

Any questions can be directed to me.

Rita Bugzavich

Rita Bugzavich

GE
Transaction Processing Center

P.O. Box 44079
Jacksonville, FL 32231-4079

www.benefits.ge.com 1-800-432-4313

November 26, 2007

Rita M. Bugzavich
111 Wesley Avenue
Youngstown, OH 44509

Re: GE Savings and Security Program (S&SP)

To Whom It May Concern:

Ms. Bugzavich has been a member of the 401k (GE Savings & Security Program) since 1970. The stock in the 401k program is held under the name of the trustees while it is in the program. However members who hold stock in the 401k program receive proxies and are allowed to vote and attend the share holders meetings. Ms. Bugzavich has had at least $2000 worth of stock in her account from January through November of this year.

Ronald E. Christie

Ronald E. Christie
Plan Specialist

Hours of Operation
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EXHIBIT B

4 October 2007

Consumer & Industrial Announces Intention to Restructure Its Lighting Business to Capture Another Century of Growth and Leadership

LOUISVILLE, Ky.--(BUSINESS WIRE)--GE Consumer & Industrial, headquartered in Louisville, Ky., today announced it intends to restructure its lighting business to become more competitive and better positioned for global growth in the dramatically changing lighting industry. This restructuring proposal, which would impact plants in Mexico, Brazil and the U.S., is a continuation of structural changes that have occurred over the last year and included facility closures, work transfers, employee reductions and the sale of operations at GE sites in Europe, China, Indonesia, the U.S., Latin America, and India that have impacted more than 3,000 positions.

The objective of the proposed restructuring is to help the business better respond to customer and industry demands Ð particularly the global market move to more energy-efficient products Ð and invest in, and deliver, the high-tech lighting products increasingly in demand by customers around the world.

The announcement today would affect a number of facilities and positions globally, including: the closing of all Lighting operations in Rio de Janeiro, Brazil, impacting approximately 900 jobs, and the closing of some lighting operations in the U.S., impacting approximately 425 jobs, with a portion of those jobs being transferred to other GE Lighting facilities in the U.S., and the transfer of some operations from facilities in Mexico and the U.S. to other GE locations or suppliers impacting about 80 positions. GE will be discussing this restructuring proposal with its employees and, where appropriate, employee representatives before reaching any final decision. These actions are part of the companyÕs previously announced restructuring activities. GE Consumer & Industrial will continue to assess other structural changes that may be necessary to ensure the long-term competitiveness of its lighting business.

ÒThe restructuring we are proposing, while very difficult due to the impact on employees, would be one of the most important things weÕve done in the 100+-year history of GEÕs lighting business,Ó Jim Campbell, president & CEO of GE Consumer & Industrial, said. ÒWe are proposing these actions in order to continue our leadership in an industry that is in the midst of significant change. Global market demand for the most common household lighting product Ð the incandescent bulb Ð has dramatically declined over the past five years, and is accelerating due to new efficiency standards and technology advancements.

ÒIn addition,Ó said Campbell, Òour historical model of making most of the components we need for our lighting products ourselves is no longer effective in todayÕs global economy. In many cases, we can now purchase the components we need at a more competitive cost than we can make them. It doesnÕt make sense for us to continue with an inefficient model. The proposed plan would allow us to continue to reinvent our production model to use our global factory more efficiently and effectively.Ó

The business is also focusing on new products and investing in new lighting technologies and R&D that will help its oldest business maintain its market and technology leadership.

ÒWe are increasing our focus on the development and production of new, innovative lighting products like LEDs, organic LEDs, our new high efficiency incandescent light bulbs and other products that our customers will increasingly demand and require. In the last four years alone we have invested more than $200 million on energy-efficient lighting.Ó

ÒThe time to refocus and realign our lighting business is now. We have a responsibility to employees, customers and shareowners to run our operations as competitively and efficiently as possible,Ó Campbell said. ÒWe also have a responsibility to help minimize the negative impact of these proposed actions on affected employees, should they occur. We take that responsibility very seriously and with our excellent benefits we intend to help our employees make a successful transition during this period.Ó

About GE Consumer & Industrial

GE Consumer & Industrial spans the globe as an industry leader in major appliances, lighting and integrated industrial equipment, systems and services. Providing solutions for commercial, industrial and residential use in more than 100 countries, GE Consumer & Industrial uses innovative technologies and "ecomagination," a GE initiative to aggressively bring to market new technologies that help customers and consumers meet pressing environmental challenges to deliver comfort, convenience and electrical protection and control. General Electric (NYSE: GE) brings imagination to work, selling products under the Monogram™, Profile® GE™, Hotpoint™, SmartWater® Reveal™, Edison® and Energy Smart® consumer brands and Entellisys® industrial brand. For more information, consumers may visit www.ge.com.

Contacts

GE Consumer & Industrial
Deborah Wexler, 812-584-3192
Deborah.Wexler@ge.com

PRESS CONTACTS

General Contact Information
+1 203 373 2039
news@ge.com

GE to close 2 area plants

By LARRY RINGLER Tribune Chronicle



Tribune Chronicle / Steve Schenck
General Electric Co. said Thursday it plans to close its Niles Glass plant, above, and Austintown Products plant.

NILES — Citing a "dramatic shift" in the lighting industry, General Electric Co. announced Thursday it intends to close its Niles Glass and Austintown Products plants in about a year, affecting 133 workers.

Not affected are the nearly 100 workers at the Mahoning Glass plant, also in Niles, and the 370-worker Ohio Lamp plant in Warren, the company said. Those plants are involved in making spotlights and floodlights.

Ron Wilson, general manager of GE's Lighting Manufacturing Americas, said the proposed closings are subject to bargaining with union leaders. United Electrical Workers Local 751 represents the Niles plant, while International Union of Electrical Workers-Communications Workers of America Local 734 has the Austintown factory.

A decision will be made after talks finish in 60 days, the company said. If nothing changes, the plants likely would close by November 2008, affecting some 54 hourly and three salaried workers at Niles, along with 68 hourly and five salaried employees at Austintown, the company said.

UE Local 751 President Ed Baran at the Niles factory said union leaders will try to find a way to keep the plant open, but he added national union officials told him that GE historically follows through with a closing decision once it makes the announcement.

Wilson said in a statement the proposed closings are "difficult but necessary. The business reality is that our costs to operate continue to increase, while at the same time, demand for certain products, like less energy-efficient incandescent lighting products and the components in them, declines."

The closings would be part of a larger restructuring that will affect other operations in the U.S., Mexico and Brazil, company spokeswoman Janice Fraser said. About 70 percent of the 1,400 jobs being affected are outside the U.S., she said.

Baran said his members could see something coming because their work time had been chopped over the last three years, but he said, "right now they're mostly in shock. People say what can I do? I'm 52. Who's going to hire me?"

Baran noted GE said its decision has nothing to do with the performance of Niles but rather reflects a "dying customer base. It's an exodus out of incandescent and (HID) lamps and into higher efficiency products" such as compact fluorescent light bulbs.

Rita **Bugzavich**, president of Local 734, said her members knew their business was a "little sick but we didn't think we were dead yet."

She added the union isn't done fighting.

"The earth has been pulled out from under our feet, but we'll go into 60-day bargaining to see what we can do," she said.

Local GE workers average $22 to $24 an hour, plus benefits, officials said.

National UE leaders condemned GE's announcement, which includes a Conneaut plant slated for closure.

The Union noted that GE is using some of the proceeds from the $11 billion sale of its plastics division earlier this year to pay the costs of the announced restructuring.

"Instead of using the money to make necessary investments in its plants to keep them profitable and competitive, GE sees it as a funding pool with which to slash more domestic manufacturing jobs," union official Stephen Tormey said.

Tormey said GE has a long record of job elimination and plant closings in the Mahoning Valley and northeastern Ohio despite having a work force that has achieved record productivity and quality.

Wilson noted demand for filament coils made in Austintown for incandescent bulbs is falling as the world moves toward energy-efficient light sources, such as CFL bulbs, to conserve resources.

The Niles site, which produces hard glass for street lamps, factory lamps and others considered high intensity discharge lighting, makes no product for about 13 weeks every year due to declining volume, Wilson said.

"In essence, the furnace operates below 50 percent capacity. The economics are not good. We need to make a change," he said.

If the plants are closed, Wilson said GE will offer benefits that include cash, retirement, tuition reimbursement and employment assistance, along with continuing medical, dental and insurance coverage.

"We have a responsibility, if we move forward with this plan, to help minimize the impact on affected employees, and we take that responsibility very seriously," Wilson said. "Our goal will be to help our employees make a successful transition to other work or to retirement."

About 54 percent of the Niles employees and more than 45 percent of the Austintown work force would be eligible for GE retirement packages, the company said.

All employees at these plants would be eligible for GE's extensive plant-closing benefits, including two weeks of pay for each year of service for workers with 15 or more years with the company. Workers with one to 14 years would get 1 1/2 weeks of pay for every year.

lringler@tribune-chronicle.com

EXHIBIT C

Layoffs Are Expected At GE Plants

By Raymond L. Smith
Tribune-Chronicle

September 24, 2007

NILES — Union leaders at area General Electric plants are bracing for layoffs at the Mahoning and Niles glass plants, blaming the slowdown on the decreasing demand for the traditional incandescent bulbs.

"GE is going to reduce the number of employees at the glass plants by one-third," said Dennis Hayda, shop steward, United Electrical Workers Local 751. "The decision will cause the loss of jobs of between 20 to 30 employees at the Mahoning plant."

Layoffs at the Mahoning plant are scheduled to take place after Oct. 1, he said.

GE is projecting a slowdown in production of incandescent bulbs made locally from about 91 million in 2006 to between 60 million t0 65 million this year, the union official said, attributing it to the push to more energy-efficient Compact Fluorescent Light (CFL) bulbs.

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The layoff announcement came Tuesday at the plant, while Hayda was at an international union meeting in Pittsburgh.

Janice Fraser, a GE spokeswoman, said 21 positions at the Mahoning Glass plant will be eliminated.

"The company is right-sizing the plant based on the number of orders it has been receiving," she said.

In addition, the union learned in August the Niles plant will be shutting down for the remainder of the year sometime after the second or third week of October, Hayda said.

"The shutdown will affect approximately 50 employees," he said. "We (the union) are hoping the company will reopen the Niles plant sometime after the beginning of the year."

Fraser, however, said there has been no announcement to employees about a temporary closing of the Niles plant.

"I don't know where the union has gotten its information," Fraser said. "We have not made any announcement."

However, she said, over the last 10 years, GE annually has shut down operations at the Niles plant for about six weeks.

"Maybe that is where the union is getting that from," she said. "They may be estimating when the plant will shut down based on past experiences."

Union officials also are concerned that a Senate Bill introduced by U.S. Sen. Jeff Bingaman, D-N.M., eventually could ban the use of incandescent bulbs by 2014. They said the plants have had fewer orders for this type of bulb.

"In 2006, we made approximately 91 million glass pieces for light bulbs," Hayda said. "We are projected to make somewhere between 60 million and 65 million glass pieces in 2007, which is about a third."

Hayda believes the slowdown in orders is connected with the push by the makers of light bulbs, environmentalists and politicians to replace incandescent bulbs with more energy efficient Compact Fluorescent Light (CFL) bulbs.

"We've been told that the marketing and selling of the CFLs have been going far better than anyone expected," Hayda said.

On Monday, officials at the GE Nela Park plant in East Cleveland said the company is pushing the sale of CFLs because they are more energy efficient. Fraser denied that the layoffs at the Mahoning plant are connected with CFL sales.

The International Union of Electrical Workers-Communication Workers of America Local 734 sponsored a "Screw That Bulb" campaign earlier this year that promotes retrofitting United campaign earlier this year that promotes retrofitting United States plants to make CFLs.

"We have nothing against the CFLs," Rita Bugzavich, president of IUE Local 734, said. "What we want is for GE to make them in the United States."

She admits the unions may be fighting a losing battle.

There is legislation or pending legislation in 10 states, Australia and Canada that would significantly reduce or eliminate the use of incandescent bulbs by 2020. Bingaman's Senate Bill 2017 would, if passed, phase out the use and production of the old-style bulbs within seven years.

"If this legislation passes, it will be the end of making light bulbs in Ohio and the United States," Bugzavich said. "CFLs are made outside of this country, primarily in China."

http://www.tribune-chronicle.com/News/articles.asp?articleID=22718

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

Phone (608) 255-5111

January 7, 2008

RECEIVED
2008 JAN -8 PM 3:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

By Express Mail and Electronic
Mail (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of General Electric Company for a No-Action Letter With Respect to the Shareholder Proposal of Rita Bugzavich

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the claim of the General Electric Company ("GE"), in a letter dated December 7, 2007, that it may exclude the shareholder proposal of Rita Bugzavich from its 2008 proxy materials. The Proposal states that:

> "The Stockholders request that the the Board of Directors establish an independent committee to prepare a report on the potential for damage to GE's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China and make copies available to shareholders upon request."

Under Commission Rule 14a-8(g), "the burden is on the company to demonstrate that it is <u>entitled</u> to exclude a proposal." (emphasis added). For the reasons set forth below, the proponent submits that GE has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal from its 2008 proxy materials.

II. GE Has Failed to Demonstrate That the Proposal Involves Ordinary Business Operations Within the Meaning of Rule 14a-8(i)(7).

GE claims that it is entitled to omit the Proposal from its 2008 proxy materials on the basis of Rule 14a-8(i)(7). This Rule permits a company to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations."

A. The Proposal Transcends the Realm of Ordinary Business Operations, Because It Deals With Matters of Business Strategy And Long-Term Goals

Since 1992, the Commission has determined that shareholder proposals transcend the realm of ordinary business operations when they involve important policy issues, such as "'fundamental business strategy, long-term goals and economic orientation . . . .'" Amy L. Goodman and John F. Olson eds., A Practical Guide to SEC Proxy and Compensation Rules, Section 14.06[A] at pp. 41-42 (Fourth Edition, 2007). The Commission first stated this position in its amicus curiae brief in Roosevelt v. E. I. DuPont de Nemours & Company, 958 F. 2d 416 (D.C. Cir. 1992). Id.

This long-standing interpretation is confirmed in the new Fourth Edition of A Practical Guide to SEC Proxy and Compensation Rules, which includes a revised chapter on "The Shareholder Proposal Process" written by Keir D. Gumbs, a recent alumnus of the Commission's Office of Chief Counsel, and Elizabeth A. Ising, an attorney at Gibson Dunn & Crutcher. They conclude that, since 1992, "the SEC staff has found strategic business proposals to be beyond a company's ordinary business operations." Id. at 42.

The instant proposal is such a proposal. It implicates the Company's fundamental business strategy of outsourcing and offshoring that it has been implementing since it announced its strategic "globalization initiative" in 2000. While the instant Proposal is limited to "the sourcing of products and services from the People's Republic of China," it is plainly addressed to "the potential for damage to GE's brand name and reputation" that may result from the implementation of GE's "globalization" strategy in China. Accordingly, as the Commission concluded in the DuPont case, the Proposal plainly has "'strategic, long-term implications for the company's business.'" Id.

In this regard, the Proposal is similar to three earlier shareholder proposals that expressed concerns about the potential damage that GE's strategic "globalization initiative" might inflict on the Company's "brand name and reputation." These proposals were submitted by various proponents for consideration at GE's annual meetings in 2000, 2004 and 2006. Company requests for no-action letters were denied in 2000 (General Electric Co., Jan. 19, 2000) and 2004 (General Electric Co., Feb. 3, 2004), but granted in 2006 (General Electric Co., Jan. 13, 2006), because the 2006 proposal was not revised in accord with the guidance that the Staff provided when it issued Staff Legal Bulletin 14C ("SLB 14C') in June of 2005.

The Supporting Statement for the 2000 proposal referred to "GE's strategy of shifting production from the United States" to other nations (emphasis added). The Statement of Support for the 2004 proposal, addressed to the same fundamental business strategy, noted that GE had a target for outsourcing "5 billion in contracts to Chinese vendors by 2005." The Statement of Support for the 2006 proposal declared that "GE continues to aggressively pursue business with China . . . as a major strategic initiative" and made reference to the "policy implications of the offshoring and outsourcing strategies the Company has chosen to pursue" (emphasis added). Finally, the Statement of Support for the pending Proposal begins with a statement that "GE is aggressively pursuing business with China as a major strategic initiative" (emphasis added).

Under these circumstances, the instant Proposal is plainly focused on matters of "'fundamental business strategy, long-term goals and economic orientation . . . .'" that are beyond the realm of ordinary business operations. It is squarely and explicitly addressed, as the Proposal and Statement of Support make clear, to "the potential for damage to GE's brand name and reputation" that may result from GE's "major strategic initiative" of "sourcing . . . products and services from the People's Republic of China."

B. The Proposal Transcends the Realm of Ordinary Business Operations, Because It Calls for a Special Report That Raises Important Policy Issues

Gumbs and Ising also report that "the SEC staff has not permitted the exclusion of [shareholder] proposals calling for special reports on the grounds of ordinary business where the proposals raise important policy issues." A Practical Guide to SEC Proxy and Compensation Rules, supra, Section 14.06[D] at p. 56. Moreover, in citing examples of proposals that "raise [such] important policy issues," they cite the 2000 proposal, already noted above, which called for a report on the potential for damage to GE's "brand name and reputation" that might result from the implementation of GE's "globalization initiative" General Electric Company (Jan. 19, 2000).

Additional Staff precedents confirm the view that shareholder proposals, such as the instant Proposal, "raise important policy issues" when they call for a report on potential harm to the "brand name" or "reputation" of a company. These include the Staff's denial of no-action letters with respect to two similar proposals that were submitted to GE and Sprint in 2004. General Electric Co. (Feb. 3, 2004); Sprint (Feb. 4, 2004). In addition, the Staff's denial of no-action letters with respect to two proposals that called for reports on the impact of certain business strategies "on the environment, human rights and risk to the company's reputation," also appear relevant (emphasis added). See Morgan Stanley Dean Witter & Co. (Jan. 11, 1999); Merrill Lynch & Co. (Feb. 25, 2000). The staff found, in each of the latter cases, that "the proposal raises significant policy issues that are beyond the ordinary business operations" of the company involved.

In this context, it is evident that the instant Proposal raises "important policy issues," because the "brand name and reputation" of GE may be "its most important asset." It is an asset that has been acquired over a long period of time. It is an asset that will be of fundamental importance in achieving any "long-term goals" that the Company may have for the future. And serious damage to that strategic asset would inevitably raise important policy issues, because, in the words of the Statement of Support, "'reputation, once lost, is extremely difficult to reclaim.'"

Significantly, Company counsel does not disagree that GE's brand name and reputation may be "its most important asset," and account for "as much as 40% of its total market value." As this is written, GE has a market capitalization of $394.5 billion, which would make its brand name and reputation worth as much as $157 billion.

Significant damage to a $157 billion dollar asset would not be "mundane" or "ordinary" by any definition. Instead, such damage would constitute an "extraordinary" development that would require "extraordinary" decision-making on the part of the Company. And, since the Commission has determined that shareholder proposals "will . . . be considered beyond the realm of an issuer's ordinary business operations" when they "have major implications," the instant Proposal is plainly beyond the realm of "ordinary business operations." See Securities and Exchange Act Release No. 12,999 (Nov. 22, 1976).

Under these circumstances, the instant proposal implicates "important policy issues" that transcend the realm of ordinary business operations." Accordingly, the request for a no-action letter should be denied.

C. Contrary to the Argument of Company Counsel, the Proposal Is Based on the Guidance Provided by SLB 14C, and Does Not Call for Any Evaluation of Risks or Liabilities

Counsel for GE contends (pp. 3-6) that the Proposal may be excluded from its proxy materials on the false premise that it calls for "an internal assessment of the risks or liabilities that GE faces as a result of its operations." This argument ignores the fact that the instant Proposal has been revised to conform to the guidance that the Staff provided in Staff Legal Bulletin 14C ("SLB 14C"), and does not seek any evaluation of risks or liabilities.

1. The Proposal Is Based on the Guidance That the Staff Provided in SLB 14C

The instant Proposal asks for a report on "the potential for damage to GE's brand name and reputation." The quoted text was used in reliance on the guidance provided in SLB 14C, and reflects precisely what the Staff declared to be permissible in issuing that guidance.

In this context, SLB 14C illustrates the Staff's distinction between a shareholder proposal that is impermissible because it calls for "an evaluation of risk," and one that is permissible because it does not. As an example of what is permissible, SLB 14C quotes the text of a proposal that asked for "a report . . . on the potential environmental damage that would result from the company drilling for oil and gas in protected areas . . . ." Exxon Mobil Corp. (Mar. 18, 2005). Accordingly, in asking for a "report on the potential for damage to GE's brand name and reputation as a result of the sourcing of products and services from" China, the instant proposal is plainly modeled on the Exxon Mobil example that the Staff approved in issuing SLB 14C.

Under these circumstances, the instant Proposal stands in stark contrast to the 2006 no-action letter in General Electric Co. (Jan. 13, 2006) that counsel for GE cites at p. 4 of his letter. The Staff granted that no-action letter, because the 2006 proposal at GE failed to heed the guidance that the Staff had provided in SLB 14C, which was issued in June of 2005, by calling for a report "evaluating the risk of damage to GE's brand name and reputation."

The instant Proposal is different, because the text of the Proposal has been revised in accord with the guidance that the Staff provided in SLB 14C. It does not mention the word "risk." It does it call for any "assessment" of "risks or liabilities" as counsel for GE asserts (pp. 3-6). Nor does it mention any litigation or potential litigation that could result in "liabilities." Instead, as in the case of the Exxon Mobil precedent that the Staff approved in SLB 14C, the instant Proposal merely calls for a report that would disclose "the potential for damage to GE's brand name and reputation" as the result of certain activities that relate, as noted above, to matters of business strategy and important issues of corporate policy.

2. The Proposal Does Not Call for Any Evaluation of Risks or Liabilities

Contrary to the arguments of company counsel that the Proposal "seeks an assessment of . . . risks or liabilities" (p. 3), and that "the substance of the assessment . . . is the same risk analysis of GE's vendor and workforce employment decisions" raised in the 2006 Proposal (p. 4), the instant Proposal assumes that the management of GE already knows, or ought to know, "the potential for damage to GE's brand name and reputation." As a result, as in the case of Newmont Mining Corp.(Feb. 5, 2007), where the Staff recently denied that company's request for a no-action letter, the instant Proposal contemplates nothing more than the disclosure of information that ought to be readily available to company managers.

The 2007 proposal that the Staff permitted in Newmont Mining is similar to both the instant Proposal, and to the Exxon Mobil example that the Staff set forth in SLB 14C, insofar as it called for a report "on the potential . . . damage resulting from the company's mining and waste disposal operations in Indonesia." The attorney for Newmont Mining argued, like counsel for GE here, that the proponent was "requesting an evaluation of risks and liabilities the Company faces as a result of its operations in Indonesia." However, the Staff "was unable to concur," under circumstances where: (1) the Newmont Mining attorney represented that the Company "has assessed and continues to assess the potential risks" of its operations in Indonesia; (2) the attorney for the proponents contended that the 2007 proposal had "cured the defects" of earlier proposals that had been excluded on the ground that the called for an "evaluation of risk"; and (3) the attorney for the proponents represented, as the proponent does here, that the proposal was "not seeking an internal risk evaluation."

In contending that the instant Proposal calls for substantially "the same risk analysis" as the 2006 proposal, counsel for GE appears to contend (see pp. 4-5) that the distinction that the Staff drew in SLB 14C is a distinction without a difference. However, counsel for Exxon Mobil made an argument with respect to the example that the Staff cited in SLB 14C that is similar to the argument that GE makes here (i.e. that a shareholder proposal for a special report on "potential . . . damage" should be construed as calling for an "evaluation of risks and benefits"). The Staff was not only "unable to concur" with that argument (Exxon Mobil Corp., Mar. 18, 2005), it decided to use the Exxon Mobil proposal as an illustration of what is permissible when it prepared SLB 14C.

Under these circumstances, the distinction set forth in SLB 14C appears to bar proposals that ask a company to conduct the kind of assessment or evaluation of risks that would typically be performed as part of a company's ordinary business operations, but to permit proposals that ask for disclosure of "potential for damage" on the basis of information that is already known, at least when that information implicates important policy issues or matters of business strategy. That is why the revised instant Proposal, in accord with SLB 14C and the Staff precedents noted above, assumes that management is already aware of any "potential for damage to GE's brand name and reputation" that may "result of the sourcing of products and services from" China, and merely asks for disclosure of that potential to the shareholders.

3. The Remaining Company Arguments About "Evaluation of Risk" Are Without Merit

Counsel for GE attempts to buttress his erroneous argument that the Proposal "seeks an assessment of . . . risks or liabilities" (p. 3), by noting that the Statement of Support refers "to GE's brand name as 'its most important asset,' claiming that 'the value of a company's reputation may be as much as 40 % of its total market value.'" He then proceeds to assert that the Proposal "seeks an assessment of . . . financial risks," as if potential harm to "brand name and reputation" would involve nothing more than money.

This argument ignores the fact that "brand name and reputation" is a qualitative asset that may represent quality, integrity, competence and other qualitative factors. Accordingly, harm to GE's "brand name and reputation" would plainly implicate qualitative considerations that would be difficult, if not impossible, to measure in financial terms. For example, the reasons for concern about the potential for damage to GE's brand name and reputation, which are set forth in the Statement of Support, plainly implicate the confidence of consumers and contractors in the Company's products, the pride of suppliers and vendors in the fact that they are associated with GE, and the self-esteem and morale of the Company's workers and managers. Under these circumstances, it is pure conjecture for counsel to equate the reference to "'the value of a company's reputation'" with support for his claim that the proposal is concerned about "the financial risks arising from GE's workforce and employment decisions" (see p. 3).

Moreover, counsel for GE ignores the context in which the Statement of Support makes reference to "'the value of a company's reputation.'" As noted above, the market value of the company's brand name and reputation has been used to demonstrate the fact that the Proposal deals with policy issues and matters of business strategy that are important to both GE and its shareholders. Contrary to the claim that the reference to market value is indicative of concern about "financial implications" (p. 3), it is apparent, when viewed in the context of the Proposal and Statement of Support as a whole, that the reference was actually used to communicate the magnitude and importance of the policy issues and matters of business strategy that are implicated by the Proposal.

Toward the end of his argument, counsel for GE objects that the Proposal does not ask the company "to alter or eliminate activities that have an adverse effect" on its brand name and reputation, "by eliminating operations in China" (see pp. 5-6). However, while environmental damage and violations of labor and human rights attributed to various companies have been widely documented in the press and electronic media, there does not appear to be any comparable documentation in the public domain of actual damage to GE's "brand name and reputation as a result of the sourcing of products and services . . ." from China. As long as that is the case, it would appear to constitute a violation of the antifraud provisions of the proxy rules to propose the alteration or elimination of particular activities on the basis of an undocumented premise that such activities are have actually caused damage to the "brand name and reputation" of the Company. While we submit that the proponent has documented ample reason for concern about the "potential for damage" in the Statement of Support, it does not appear that there is a sufficient factual predicate for proposing the alteration or elimination of specific activities without disclosure by GE that those activities actually have had, or may have, an adverse effect on the "brand name and reputation" of the Company.

Finally, counsel for GE concludes (p. 6) with an unfounded claim that the instant Proposal "is comparable to the proposal at issue in Newmont Mining Corp. (avail. Jan. 12, 2006), in which the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareowner proposal . . . because the proposal related to an 'evaluation of risk.'" However, as noted above, the Staff subsequently denied the same company's request for a no-action letter with respect to a revised shareholder proposal in 2007. And, in a manner similar to the revised Proposal here, the 2007 proposal that the Staff permitted at Newmont Mining asked for "a report on the potential environmental and health damage resulting from the company's mining and waste disposal operations in Indonesia." Newmont Mining Corp. (Feb. 5, 2007).

In defending the 2007 proposal against Newmont Mining's request for a no-action letter, the proponents' attorney acknowledged that the proposal was similar to the proposal that was excluded in 2006. However, she contended, as the instant proponent also contends, that the 2007 proposal contained revisions in the light of SLB 14C, and that the revisions had "cured the defects" in the earlier proposal. In addition, she contended, as the proponent here also contends, that the proposal did not seek "an internal risk evaluation." It is evident that the Staff agreed with counsel for the proponent on both points. See Newmont Mining Corp. (Feb. 5, 2007).

Under these circumstances, there is no merit to the Company's claim that the instant Proposal calls for "an internal assessment of the risks and liabilities that GE faces as a result of its operations." Nor is there any merit to the claim that the Proposal does not conform to "the Staff's guidance in SLB 14C."

D. Contrary to the Arguments of Company Counsel, the Proposal Does Not Seek to Micromanage Management Decisions with Respect to Vendors, Suppliers, Employees and the Location of Facilities

Company counsel proceeds to make additional arguments on the basis of the demonstrably false premise that the Proposal seeks to "micromanage management's decisions" with respect to vendors, suppliers, employees and the location of facilities (See pp. 6-10). These arguments are devoid of any merit, because the Proposal merely asks for a report that would disclose "the potential for damage to GE's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China." As noted above, the Proposal does not seek to prescribe or request any management decision of any kind whatsoever.

In this context, the Proposal does not attempt, as counsel for GE implies (p. 6), "to regulate aspects of . . . [the Company's] decision making process with respect to its product sourcing activities . . . ." It does not seek "to involve shareowners in day-to-day decisions regarding whether and when to use vendors" (see pp. 6-7). Nor does it attempt, as counsel alleges (p. 7), to micro-manage GE's decisions relating to vendor relationships." While the Statement of Support does make reference to Chinese vendors as a reason for the proponent's concern about the potential for damage to GE's brand name and reputation, the Proposal does not seek to prescribe or request any management decision with respect to vendors or suppliers. It merely asks for disclosure of information concerning "the potential for damage to GE's brand name and reputation" that relates to the Company's business strategy and important issues of corporate policy.

Concerns about the sourcing of products and services from China are certainly reasonable in a year in which Mattel has suffered repeated blows to its brand name and reputation as a result of its sourcing of products from China. In this context, the Statement of Support notes a number of reasons for concern about GE's brand name and reputation, including the fact that, "in 2007, product recalls in the toy, jewelry, food, tire and pharmaceutical industries have highlighted the dangers faced through sourcing from Chinese companies."

Counsel proceeds (p. 7) to paint the Proposal as an attempt to prescribe "'management of the workforce, such as hiring, promotion and termination of employees.'" But, as already noted, the Proposal merely asks for disclosure. It does not request or prescribe any decision whatsoever with respect to the day to day "'hiring, promotion and termination of employees.'" Nor does it prescribe or request any other decision with respect to "workforce management" (see p. 8).

Finally, there is no merit to the claim of GE counsel (p. 9) that "the Proposal seeks to micromanage GE's decisions regarding . . . the location of GE's operations". While the sourcing of products and services from the People's Republic of China is cited by the Statement of Support as the basis of the proponent's concern that damage may be inflicted on GE's brand name and reputation, the Proposal does not seek to prescribe or request any management action or decision whatsoever with respect to any of "GE's operating facilities," anywhere in the world.

Under these circumstances, the alleged "precedents" that counsel for GE has cited at pp. 6-10 of his letter - 22 in all - are all irrelevant and of no probative value. They are all cited on the basis of demonstrably false claims that the Proposal seeks to micromanage management decisions, when in fact, it merely asks for disclosure, and nothing more.

III. GE Has Failed to Demonstrate That the Proposal Relates to Redress of a Personal Grievance Against GE Within the Meaning of Rule 14a-8(i)(4).

GE also claims that the Proposal may be omitted under Rule 14a-8(i)(4), which permits the exclusion of a proposal if it "relates to the redress of a personal claim or grievance against the company . . . or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by other shareholders at large" (emphasis added). This claim is also without merit.

A. The Proponent Has a Substantial Investment in GE Stock and a Right to Submit the Proposal That She Did

As a member of the GE Savings & Security Program since 1970, a period of 37 years, the proponent has an investment of 1,044 units of stock in GE. (see GE Exhibit A re proof of security ownership and the Attachment to this letter re the proponent's holdings). With a current stock quote of about $36 per share, it appears that her investment in GE stock is worth more than $37,000.

It is undisputed, as noted above, that the "brand name and reputation of GE" may account for as much as 40% of the value of her investment in GE stock. Under these circumstances, the proponent plainly has a significant interest -- one that is shared in common with all other shareholders of GE -- in seeking to preserve and enhance the value of her investment in the Company's stock.

Moreover, the right to submit a shareholder proposal is an important incident of stock ownership. It should not be denied on the basis of conjecture and speculation, or her status as an employee of GE, who happens to be the President of her Local Union.

B. There Is No Personal Grievance As GE Contends

Counsel for GE asserts (pp. 10-11) that the Proposal relates to "a personal grievance against GE" on the theory that the proponent, Rita Bugzavich, "is an employee" who is about to lose her job as the result of a plant closure that was announced in October of 2007. However, it is pure conjecture on the part of counsel for the Company to assume that the instant Proposal relates in any way to the redress of a personal claim or grievance, merely because the proponent is one of those who is about to lose her job as a result of the plant closure. As the proponent makes clear in the Attachment to this letter:

> "Actually . . . GE is doing me a favor by closing my plant, as I will be able to take an early retirement, make about

85% of my current income, and go out in the community and get a job which will give me a second income. It is a win win proposal for me."

Thus, contrary to the claim of Company counsel (p. 12) that "the Proposal . . . is designed to produce a financial benefit for the Proponent" by "protecting" her employment with GE in some unspecified manner, it is the loss of her job that is likely to provide "a financial benefit for the Proponent." After 37 years of employment with GE, the proponent have an opportunity to secure another job that, together with her substantial pension from GE, is likely to substantially increase her total income above what she is presently making as an employee of the Company.

Counsel for GE quotes a number of statements that Ms. Bugzavich has made about the pending closure of the plant as part of his failed attempt to establish the existence of a "personal grievance." However, he fails to note that each of those statements was made by the proponent in her representative capacity, as the President of Local 734 of the International Union of Electrical Workers-Communications Workers of America. Because those statements were made in a representative capacity, and reflected the position of the union as distinguished from any personal views that she may have, none of the quoted statements is probative of any "personal grievance against GE" on the part of the proponent (emphasis added).

In this context, the existence of an actual or alleged adversarial relationship with an issuer does not necessarily support the conclusion that a shareholder proposal relates to "the redress of a personal claim or grievance." Staff precedents for this proposition include the denials of no-action letters in Arrow International, Inc. (Feb. 14, 2007) (proponent allegedly waging campaign for representation on the board of directors); Mc Donald's Corporation (Jan. 16, 2007)(proponent pension fund allegedly furthering union organizing efforts); Charles Schwab Corp. (Jan. 6. 2006) (proponent union allegedly furthering its political agenda); Cintas Corp.(June 10, 2005) (proponents, a local union and a pension fund, allegedly furthering an organizing campaign); International Business Machines (Feb. 2, 2004)(proponent was employee of IBM and Secretary of an adversarial organization called Alliance@IBM); and Consolidated Freightways (Feb. 1, 1996)(proponents were union members allegedly furthering an organizing campaign). Under these circumstances, the fact that the proponent made certain statements in her capacity as a union leader does not suffice to establish that GE "is entitled to exclude" the instant proposal. (emphasis added). See Rule 14a-8(g).

C. The Proposal Is Not An Attempt to Obtain A Personal Benefit Not Shared With Other Shareholders At Large

On the false premise that the Proposal "is aimed at protecting the Proponent's employment," counsel for GE proceeds to argue (p. 12) that the Proposal "is excludable" on the theory that the proponent might receive "a personal benefit" from implementation of the proposal that other shareholders would not share. However, apart from the failed premise that the proponent has a grievance against GE as a result of the impending loss of her job, GE fails to demonstrate how a special report on the potential for damage to GE's brand name and reputation would do anything to prevent the loss of her job, or do anything to reverse GE's decision to close the plant where she works.

In addition, although company counsel asserts that the Proposal is merely an attempt of the proponent "to air her own personal grievance against GE" (p. 11), there is concrete evidence that the subject matter is of interest to a large number of other GE stockholders. As noted above, similar proposals calling for a special report on potential damage to GE's brand name and reputation were submitted for shareholder votes at the GE Annual Meetings in 2000 and 2004. The 2000 proposal was submitted by a different individual shareholder and won 5.1% of the votes that were cast for and against. See GE 10-Q for Second Quarter of 2000. In 2004, the similar proposal was submitted by a multi-employer pension fund and won 8.1% of the votes that were cast for and against. See GE 10-Q for Second Quarter of 2004. In fact, shareholders cast nearly half a billion shares (491.6 million) in favor of the 2004 proposal. Id.

Finally, if the instant Proposal leads to disclosure of "potential damage to GE's brand name and reputation, and that leads to corrective or remedial action on the part of management, it is the shareholders at large who will benefit. The proponent would benefit only on a pro rata basis.

III. Conclusion

For the reasons set forth above, GE has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8(g). The request for a no-action letter should be denied.

Please do not hesitate to contact me if you should have any questions. I have enclosed six copies of this letter, am sending copies to counsel for the company and the proponent, and will transmit a copy of this letter to the staff by electronic mail at cfletters@sec.gov. The Staff's response may be sent to me by facsimile at 608-255-3358.

Sincerely,

Frederick B. Wade

Frederick B. Wade

c. Ronald O. Mueller
Counsel for GE

Attachment

ATTACHMENT A

Bugzavich, Rita (GE Indust, ConsInd)

From: dugiesdol@aol.com
Sent: Thursday, January 03, 2008 6:18 AM
To: Bugzavich, Rita (GE Indust. ConsInd)
Subject: Fwd: Shareholders Proposal

-----Original Message-----
From: dugiesdol@aol.com
To: mtownlaw@excep.com
Sent: Thu, 3 Jan 2008 6:14 am
Subject: Fwd: Shareholders Proposal

-----Original Message-----
From: dugiesdol@aol.com
To: mtownlaw@excep..com
Sent: Wed, 2 Jan 2008 5:51 pm
Subject: Shareholders Proposal

Jan 2, 2008

SEC

Ladies and Gentlemen;

This letter is in response to your letter about my shareholders proposal. My proposal is not a greivance about losing my job with G.E. Actually, quite the opposite. G.E. is doing me a favor by closing my plant, as I will be able to take an early retirement, make about 85% of my current income, and go out in the community and get a job which will give me a second income. It is a win win proposal for me. Secondly, as a stockholder who carries 1,044.0042 units of stock in G.E., it is my utmost wish that G.E. continues to do well to protect my investment in this company

Sincerely,
Rita Bugzavich
Rita Bugzavich

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 7, 2007

The proposal requests that the board establish an independent committee to prepare a report on the potential for damage to GE's brand name and reputation as a result of the sourcing of products and services from the People's Republic of China, and make the report available to shareholders.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

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